

# Entity Profile Information

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 11/15/2013 |
| | EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |

### NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

| Branch ID | Status | Effective Date |
|---|---|---|
| | PRINCIPAL APPROVED | 04/24/2019 |

## Status History Information

| Status | Effective Date |
|---|---|
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 11/15/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 10/09/2013 |
| NFA MEMBER PENDING | 10/02/2013 |
| SWAP DEALER PENDING | 10/02/2013 |
| EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |
| EXEMPT FOREIGN FIRM PENDING | 11/11/1998 |

### NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

| Status | Effective Date |
|---|---|
| PRINCIPAL APPROVED | 04/24/2019 |
| PRINCIPAL PENDING | 04/23/2019 |

## Outstanding Requirements

Annual Due Date: 12/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2024

FIRM DISCIPLINARY INFORMATION IN REVIEW

## Disciplined Employee Summary

## Exempt Foreign Firm Information

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 | |

| NFA ID | Regulator Name | Start Date | End Date |
|---|---|---|---|
| 0316743 | FINANCIAL CONDUCT AUTHORITY | 11/20/1998 | |

| NFA ID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0443305 | EFFISSIMO CAPITAL MANAGEMENT PTE LTD | 4/16/2020 | |
| 0495157 | EFFISSIMO PARTNERS | 4/16/2020 | |
| 0488686 | PEARL DIVER CAPITAL LLP | 8/17/2015 | 4/9/2019 |
| 0461493 | JUPITER INVESTMENT MANAGEMENT LIMITED | 12/11/2013 | 2/14/2023 |
| 0461442 | ICAP ENERGY AS | 4/29/2013 | |
| 0459466 | ENTERPRISE COMMODITY SERVICES LIMITED | 3/7/2013 | 9/4/2013 |
| 0410306 | NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD | 12/28/2012 | 1/7/2015 |
| 0318217 | PVM OIL ASSOCIATES LTD | 10/26/2012 | 12/5/2013 |
| 0303496 | SOCIETE GENERALE | 7/20/2011 | |
| 0411526 | MAKO FINANCIAL MARKETS PARTNERSHIP LLP | 9/10/2009 | |

| Exemption Category | Exemption Type | Statement Date |
|---|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 | 9/30/1998 |



## Business  Information

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Name | CITIGROUP GLOBAL  MARKETS LIMITED |
| Form of Organization | CORPORATION |
| Country | UNITED KINGDOM |
| | |
| Federal EIN | Not provided |

### Business  Address

| | |
|---|---|
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| | |
| Phone Number | +44 20 7508 2795 |
| Fax Number | Not provided |
| | |
| Email | Not provided |
| | |
| Website/URL | Not provided |
| | |
| CRD/IARD ID | Not provided |



## Exempt Foreign Firm Contact Information

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | SUMANA |
| Last Name | SINHA |
| Title | GLOBAL EXPENSES MANAGEMENT TEAM |
| Street Address 1 | CITIGROUP CENTRE 1 5TH FLOOR |
| Street Address 2 | 33 CANADA SQUARE |
| City | CANARY WHARF |
| Province | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | 011-44-207-986-6327 |
| Email | TRADING.EXPENSES@CITI.COM |



## Other Names

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS


SALOMON BROTHERS INTERNATIONAL LTD
DBA          NOT IN USE



## Location of Business Records

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |



## U.S. Address for the Production of Business Records

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Office Of | CITIGROUP GLOBAL MARKETS INC. |
| Street Address 1 | 388 GREENWICH STREET |
| Street Address 2 | ATTENTION: LEGAL & COMPLIANCE |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10013 |



## U.S. Address for the Production of Business Records

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Not provided



## Principal  Information

### Individual  Information

| | |
|---|---|
| NFA ID | 0538968 |
| Name | CLARK,  SALLY |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-06-2021 |

| | |
|---|---|
| NFA ID | 0555745 |
| Name | DUCSAI, EVELIN KATALIN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-18-2023 |

| | |
|---|---|
| NFA ID | 0484489 |
| Name | FALL,  WILLIAM |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-06-2021 |

| | |
|---|---|
| NFA ID | 0519823 |
| Name | FLOWERDAY, DAVID LEONARD |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-18-2019 |

| | |
|---|---|
| NFA ID | 0540535 |
| Name | KHAN, RAHMAN ALI |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-06-2021 |

| | |
|---|---|
| NFA ID | 0559796 |
| Name | LEE, TIINA LE SEONG |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-02-2024 |

| | |
|---|---|
| NFA ID | 0522954 |
| Name | MORTON, ANDREW JOHN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-24-2020 |

| | |
|---|---|
| NFA ID | 0485735 |
| Name | MOULDS, JONATHAN PAUL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-08-2022 |

| | |
|---|---|
| NFA ID | 0553314 |
| Name | PLUNKETT, IAIN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-02-2023 |

| | |
|---|---|
| NFA ID | 0551559 |
| Name | RAJA, AMIT ANIL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-25-2022 |

| | |
|---|---|
| NFA ID | 0556290 |
| Name | SEN GOSAIN, MANJIRA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 06-23-2023 |
| | |
| NFA ID | 0488977 |
| Name | TROMBETTA, SANTO |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-23-2020 |
| | |
| NFA ID | 0520000 |
| Name | VON KOSKULL, CASPER WILHELM |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-09-2024 |
| | |
| NFA ID | 0563242 |
| Name | WESTGARTH, GRAHAM |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-10-2024 |

Holding  Company  Information

| | |
|---|---|
| NFA ID | 0388448 |
| Full Name | CITIGROUP INC |
| 10% or More Interest | Yes |
| Status | APPROVED |
| Effective Date | 02-27-2014 |



## Principal  Name  and  Financial  Interest

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



# Non-U.S. Regulator Information

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
|---|---|
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| UNITED KINGDOM | PRUDENTIAL REGULATION AUTHORITY (PRA) |



## Agent Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

| Agent ID | Agent Name | Start Date |
|----------|------------|------------|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 |

Agent History

| Agent ID | Agent Name | Start Date | End Date |
|----------|------------|------------|----------|
| No information available | | | |



## Doing  Business  With

### Doing  Business  With  - Current

| NFA ID | Name | Start  Date |
|--------|------|-------------|
| No Information Available | | |

### Doing  Business  With  - History

| NFA ID | Name | Start Date | End Date |
|--------|------|------------|----------|
| No Information Available | | | |



## Disciplinary  Information  -  Criminal  Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



# Disciplinary Information - Regulatory Disclosures

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).


Question J


Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



## Registration  Contact  Information

Viewed on June 27, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK  STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | N/A |
| Email | LESLIE.COOMBS@CITI.COM |



# Enforcement/Compliance  Communication  Contact  Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | ANDREW |
| Last Name | MCGUIRE |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 2795 |
| Email | ANDREW.MCGUIRE@CITI.COM |



# Enforcement/Compliance Communication Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | ANDREW |
| Last Name | MCGUIRE |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 2795 |
| Email | ANDREW.MCGUIRE@CITI.COM |



## Membership  Contact  Information

Membership  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 33 CANADA  SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Accounting  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK  STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Arbitration  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Compliance  Contact

| | |
|---|---|
| First Name | ANDREW |
| Last Name | MCGUIRE |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 2795 |
| Email | ANDREW.MCGUIRE@CITI.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | DAVID |
| Last Name | FLOWERDAY |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 6939 |
| Email | DAVID.FLOWERDAY@CITI.COM |



# Membership  Contact  Information

Membership  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Accounting  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Arbitration  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Compliance  Contact

| | |
|---|---|
| First Name | ANDREW |
| Last Name | MCGUIRE |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 2795 |
| Email | ANDREW.MCGUIRE@CITI.COM |

Chief  Compliance  Officer  Contact

| | |
|---|---|
| First Name | DAVID |
| Last Name | FLOWERDAY |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 6939 |
| Email | DAVID.FLOWERDAY@CITI.COM |



# Membership  Contact  Information

### Membership  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

### Accounting  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Arbitration  Contact

| | |
|---|---|
| First Name | LESLIE |
| Last Name | COOMBS |
| Street Address 1 | 40 BANK STREET |
| City | LONDON |
| Zip/Postal Code | E14 5NR |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 4987 |
| Email | LESLIE.COOMBS@CITI.COM |

Compliance  Contact

| | |
|---|---|
| First Name | ANDREW |
| Last Name | MCGUIRE |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 2795 |
| Email | ANDREW.MCGUIRE@CITI.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | DAVID |
| Last Name | FLOWERDAY |
| Street Address 1 | 33 CANADA SQUARE |
| City | LONDON |
| Zip/Postal Code | E14 5LB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7508 6939 |
| Email | DAVID.FLOWERDAY@CITI.COM |